Exhibit 2.15

WPP plc

27 Farm Street

London W1J 5RJ, England

26 April 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir or Madam:

On 26 June 2018, WPP AUNZ Limited, as the Original Borrower, and the Original Guarantors, the Arranger, the Original Lenders, the original Facility B1 issuing bank, the original Facility B2 issuing bank, and the Agent, entered into an A$547 million and NZ$3 million Syndicated Facility Agreement (the “Facility Agreement”).

The Registrant hereby agrees, pursuant to instruction 2(b)(i) to the Exhibits to Form 20-F, to furnish the Securities and Exchange Commission with a copy of the instruments relating to the Facility Agreement upon request.

Very truly yours,

WPP plc

By:	/s/ Paul W.G. Richardson
Paul W.G. Richardson
Group Finance Director